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[Conseco Finance Corp. Letterhead]


August 1, 2002


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549



Re: Conseco Finance Corp. (f/k/a Green Tree Financial Corporation) (the "Company" and "Sponsor")
     Co-Registrants: GT Capital Trust I, GT Capital Trust II,
     GT Capital Trust III, GT Capital Trust IV
     Registration Statement on Form S-3 (File Nos. 333-48179 and
     333-48179-01)

Ladies and Gentlemen:

         In light of recent developments, the Company on its own behalf and as Sponsor of the Co-Registrants hereby requests withdrawal of its Registration Statement on Form S-3 (File No. 333-48179 and 333-48179-01) (the "Registration Statement") pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"). No securities have been sold pursuant to the Registration Statement.

         The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for possible future use as permitted by Rule 457(p).

         Please direct any inquiries to Charles F. Sawyer of Dorsey & Whitney LLP at (612) 340-7986.

                                       Respectfully,

                                       CONSECO FINANCE CORP.
                                       (f/k/a Green Tree Financial Corporation), on its own behalf and as Sponsor of:

                                       GT Capital Trust I
                                       GT Capital Trust II
                                       GT Capital Trust III
                                       GT Capital Trust IV


                                       By /s/ Brian F. Corey
                                          --------------------------------------
                                          Brian F. Corey
                                          Senior Vice President, General Counsel


cc:  Charles F. Sawyer, Esq.
     Keith Anderson